

August 14, 2012

Marni Morgan Poe
Vice President, General Counsel and Secretary
Cott Corporation
5519 West Idlewild Ave.
Tampa, Florida 33634

> **Re: Cott Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-31410**

Dear Ms. Poe:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Christian O. Nagler, Esq.
        Kirkland & Ellis LLP